Exhibit 99.1

NEWS RELEASE

Toronto, April 7, 2022

Franco-Nevada To Release First Quarter 2022 Results

Franco-Nevada today announced it will report its first quarter 2022 results as follows:

First Quarter 2022 Results Release:	May 4th after market close
Conference Call and Webcast:	May 5th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688
Webcast:	www.franco-nevada.com
Replay (available until May 12th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 255229 #

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com